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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                  Commission File Number 1-7815
                           TRANS WORLD AIRLINES, INC.
             (Exact name of registrant as specified in its charter)
         11495 NATURAL BRIDGE ROAD, SUITE 212, BRIDGETON, MISSOURI 63044
   (Address, including zip code, of registrant's principal executive offices)
                                  314-895-6789
                (Registrant's phone number, including area code)

                     Common Stock, par value $.01 per share
                        Warrants (expiring April 1, 2002)
                       Warrants (expiring August 23, 2002)
8% Cumulative Convertible Exchangeable Preferred Stock, par value $.01 per share
          9 1/4% Cumulative Convertible Exchangeable Preferred Stock,
                            par value $.01 per share
                            8% Secured Notes due 2001
                        12% Senior Secured Notes due 2002
                      11 1/2% Senior Secured Notes due 2004
                      11 3/8% Senior Secured Notes due 2003
                          11 3/8% Senior Notes due 2006
        Series A Participating Cumulative Preferred Stock Purchase Rights
            (Title of each class of securities covered by this Form)


                                      None
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)



Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  /X/              Rule 12h-3(b)(1)(i)  / /

Rule 12g-4(a)(1)(ii) / /              Rule 12h-3(b)(1)(ii) / /

Rule 12g-4(a)(2)(i)  / /              Rule 12h-3(b)(2)(i)  / /

Rule 12g-4(a)(2)(ii) / /              Rule 12h-3(b)(2)(ii) / /

                                      Rule 15d-6  / /

Approximate number of holders of record as of the certification or notice date: None
       ----

Pursuant to the requirements of the Securities Exchange Act of 1934 Trans World Airlines, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 25, 2002            BY: /s/ Michael J. Lichty - Authorized Signatory
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